Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment #2 to the Registration Statement (Form S-3) and related Prospectus of Conn’s, Inc. for the registration of common stock, preferred stock, debt securities, warrants, rights, stock purchase contracts, depositary shares, units, and guarantees of debt securities that may be offered and sold from time to time by Conn’s, Inc. and to the incorporation by reference therein of our reports dated March 26, 2019 with respect to the consolidated financial statements of Conn’s, Inc. and the effectiveness of internal control over financial reporting of Conn’s, Inc. included in its Annual Report (Form 10-K) for the year ended January 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

March 26, 2019